Jeffrey Schultz | 212 692 6732 | jschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

April 14, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Jeffrey Gabor

 Mr. Joe McCann

Re: Orgenesis Inc.

 Registration Statement on Form S-3

 Filed March 18, 2020

 File No. 333-237261

Ladies and Gentlemen:

 On behalf of Orgenesis Inc. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (the "Amendment") and this letter in response to the comment of the Staff of the Commission's Division of Corporation Finance (the "Staff") given by letter (the "Comment Letter") dated March 25, 2020.  Each response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience, we have incorporated into this response letter.

Comment:

Registration Statement on Form S-3 filed March 18, 2020

General

1. Please provide updated pro forma financial information for the disposition of Masthercell on February 10, 2020, for fiscal year 2019 in accordance with Item 11(b) of Form S-3.

Response:  The Company has provided updated pro forma financial information for the disposition of Masthercell as of and for the year ended December 31, 2019 in Exhibit 99.1 filed with the Amendment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | London | Los Angeles | New York | San Diego | San Francisco | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission
April 14, 2020

 We hope that the above response will be acceptable to the Staff.  Please do not hesitate to contact me at 212-692-6732 or jschultz@mintz.com with any comments or questions regarding this letter.  We thank you for your time and attention.

Sincerely,

/s/ Jeffrey Schultz

Jeffrey Schultz

cc:    Orgenesis Inc.

      Neil Reithinger, Chief Financial Officer